EXHIBIT 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

magal appoints vp of mergers & acquisitions to promote its growth strategy

YAHUD, Israel – Jan. 14th, 2014 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced the appointment of Mrs. Rinat Gazit as Vice President - Mergers and Acquisitions, to further implement its strategy to grow the company’s business.

Rinat Gazit has over 13 years of business experience in the international arena, with a background in large transactions in the natural resources , energy and water sectors, as well as with IPOs.

Mrs. Gazit previously headed the M&A department of Shikun & Binui of the Arison Group, served as a V.P. at Poalim Capital Markets, leading large mergers and acquisitions and private equity investments and held various senior positions within the Beny Steinmetz Group in Israel.

Mrs. Gazit holds an M.B.A. degree from the Recanati Business School in Tel Aviv University and Bachelor degrees in Political Science and Sociology and Anthropology from Haifa University.

Eitan Livneh, President and CEO of Magal S3, commented: “We welcome Rinat to our company and management team, where she will play a key role in leading our strategic plan to diversify and expand our business.”

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com